SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

02 September 2015

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

2 September 2015

LLOYDS BANKING GROUP PLC ("GROUP") - NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMRs") IN ORDINARY SHARES OF THE GROUP OF 10 PENCE EACH ("SHARES")

In accordance with previous disclosures made by the Group, highlighted in our summary remuneration announcement dated 27 February 2015, Deferred Bonus Awards for 2011, 2012, 2013 and 2014 performance vest in tranches over the period September 2012 to September 2018 and are released in Shares.

In this respect, the Group announces that on 2 September 2015, after the settlement of income tax liabilities and national insurance contributions, the PDMRs listed in the table below received the number of Shares as set out by their name. The Shares were acquired for nil consideration.

The release today of tranches of the 2012 and 2013 Deferred Bonus Awards incorporates performance adjustments following the Group's settlement as announced on 5 June 2015.

Name	Shares
Juan Colombás1	162,436
George Culmer1	357,526
Andrew Bester	187,354
Karin Cook	105,215
Antonio Lorenzo	260,079
Vim Maru	111,589
David Oldfield	95,281
Miguel-Ángel Rodríguez-Sola	243,830
Toby Strauss	52,896
Matt Young	181,213
1The2012 Deferred Bonus Award was awarded to Juan Colombás before he joined the Board as an Executive Director in November 2013 and accordingly vests in tranches from 2013 to 2016.  The 2012 Deferred Bonus Award for George Culmer vests in two tranches in 2015.

Mr Horta-Osório waived his right to be considered for a bonus in 2011.  His annual bonus awards for 2012, 2013 and 2014 performance are subject to additional conditions including deferral for five years and accordingly will not be released in 2015. Juan Colombás and George Culmer's annual bonus awards for 2013 and 2014 performance are subject to deferral until at least March 2016 and 2017 respectively and accordingly do not vest in 2015.

Following these transactions, Executive Directors and Members of the Group Executive Committee continue to comply with the Group's shareholding policy requirements.

These disclosures are made pursuant to the Financial Conduct Authority's Disclosure and Transparency Rule 3.1.4.  The transactions took place in the UK and the Shares are listed on the London Stock Exchange.

ENQUIRIES:

Investor Relations
Douglas Radcliffe                                                                   +44 (0) 20 7356 1571
Investor Relations Director
Email: douglas.radcliffe@finance.lloydsbanking.com

Group Corporate Affairs
Matt Smith                                                                               +44 (0) 20 7356 3522
Head of Corporate Media
Email: matt.smith@lloydsbanking.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Douglas Radcliffe
                                           Name: Douglas Radcliffe
                                     Title: Interim Investor Relations Director

Date: 02 September 2015